SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
TIMCO Aviation Services, Inc.

(Name of Subject Company (Issuer))
TIMCO Aviation Services, Inc.

(Names of Filing Persons (Offeror))
8% Senior Subordinated Convertible PIK Notes Due 2006
8% Junior Subordinated Convertible PIK Notes Due 2007

(Title of Classes of Securities)
8% Senior Subordinated Convertible PIK Notes Due 2006: 887151AA6
8% Junior Subordinated Convertible PIK Notes Due 2007: 887151AB4

(CUSIP Number of Classes of Securities)
Roy T. Rimmer, Jr.
Chairman and Chief Executive Officer
TIMCO Aviation Services, Inc.
623 Radar Road
Greensboro, NC 27410
Telephone: (336) 668-4410

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
Philip Schwartz, Esq.
Akerman Senterfitt
One Southeast Third Avenue, 28th Floor
Miami, Florida 33131
Telephone: (305) 374-5600
CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee

$62,378,439	$7,342(1)
*Estimated for purposes of calculating the amount of the filing fee only. The filing fee has been calculated pursuant to Rule 0-11(b)(2) under the Securities Exchange Act of 1934, based upon the book value of the aggregate principal amount of the notes that may be received by TIMCO Aviation Services, Inc. in the exchange offer.
(1) Previously-paid

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.          ☐

This Amendment No. 2 amends and supplements the tender offer statement on Schedule TO filed by TIMCO Aviation Services, Inc., a Delaware corporation (the “Company”) on August 17, 2005, as amended on September 14, 2005, pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to holders of certain outstanding 8% Senior Subordinated Convertible PIK Notes Due 2006 and 8% Junior Subordinated Convertible PIK Notes Due 2007 of an early conversion of such notes, including “payable-in-kind” interest and any accrued but unpaid interest thereon, into a fixed number of shares of the Company’s authorized but unissued common stock, upon the terms and subject to the conditions described in the Offering Circular and the related Consent and Special Conversion Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, and in the Supplement to the Offering Circular filed as Exhibit (a)(1)(vi) hereto.
The Schedule TO is hereby amended as follows:
The information in the Offering Circular, including all attachments thereto, and in the Supplement to the Offering Circular, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth in the Schedule TO, as amended.
Item 12. Materials To Be Filed As Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

Exhibit
Number	Description of Exhibits

(a)(1)(vi)	Supplement to Offering Circular, dated September 21, 2005.
(a)(5)(i)	Press Release issued September 20, 2005.
(d)(i)	Agreement between Timco Aviation Services, Inc. and Owl Creek Asset Management LP dated September 20, 2005.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIMCO AVIATION SERVICES, INC.

Date: September 21, 2005	By:	/s/ Roy T. Rimmer, Jr.

Name: Roy T. Rimmer, Jr. Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

(a)(1)(vi)	Supplement to Offering Circular, dated September 21, 2005.
(a)(5)(i)	Press Release issued September 20, 2005.
(d)(i)	Agreement between Timco Aviation Services, Inc. and Owl Creek Asset Management LP dated September 20, 2005.